Exhibit 99.3

GDF SUEZ and Total team up for the EPR project in Penly
Paris, 4 May 2009
The French Prime Minister Francois Fillon has granted GDF SUEZ a 33.33% block of shares plus one share in the company formed to build and operate the EPR in Penly, alongside its partner EDF which will hold the majority of the capital. As indicated previously, GDF SUEZ has proposed to Total that they should join forces for this project.
GDF SUEZ and Total agreed on a partnership agreement with respective stakes of 75% and 25% to jointly own this stake.
This decision reinforces GDF SUEZ’s position, role and expertise in the nuclear sector. For Total, this will be the first nuclear project the Group is involved in.
The two Groups are happy with the government’s decision and will jointly contribute to the project’s success, lead by EDF.
Gérard Mestrallet: “This decision is a major step forward in the implementation of GDF SUEZ nuclear strategy. The Group welcomes this partnership with Total and EDF and will make this project a success.”
Christophe de Margerie declared “I am pleased that Total contributes to this achievement alongside GDF SUEZ and EDF, which will constitute a new reference for the Group.”
This association strengthens the alliance between Areva, GDF SUEZ and Total that is prepared to submit an offer to the bid organized by Abu Dhabi.
GDF SUEZ and Total are already partners in numerous international energy projects, in sectors as diverse as hydrocarbons exploration and production, electricity production through gas turbines in the E.A.U and even solar power, with their common subsidiary Photovoltech in France and Belgium.
GDF SUEZ Press Contact:
Tel. France: +33 (0)1 57 04 24 35
Tel. Belgium: +32 2 510 76 70
Email: gdfsuezpress@gdfsuez.com
GDF SUEZ Investor Relations Contact:
Tel.: +33 (0)1 57 04 66 29
Email: ir@gdfsuez.com
Total Press contact
Tel.: +33 (0) 1 47 44 46 99
Total Investor Relations
Tel.: +33 (0)1 47 44 58 53